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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Huntington Bancshares Incorporated Deferred Compensation Plan and Trust
                for Huntington Bancshares Incorporated Directors

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
        Report of Independent Auditors                                         3

        Statements of Financial Condition -
          December 31, 1994 and 1993                                           4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 1994, 1993 and 1992                 5

        Notes to Financial Statements                                          6

        Exhibit
          Consent of Independent Auditors                                     10

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                           [ERNST & YOUNG LETTERHEAD]

                         Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors at December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP
                                       ------------------------------

March 27, 1995
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                     HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION

                                                                 December 31,
                                                              1994        1993
                                                           ---------   --------
ASSETS

Investments, at market value:
 Huntington Bancshares Incorporated
 Common Stock - 40,801 shares and
 35,197 shares; Cost - $623,922
 and $624,841 (Note 3)                                      $ 703,820   $831,529

Contributions receivable                                          ---        130

Accrued dividends and interest receivable                       8,136      8,162
                                                            ---------   --------

                               TOTAL ASSETS                 $ 711,956   $839,821
                                                            =========   ========


LIABILITIES AND PLAN EQUITY
Plan Equity                                                 $ 711,956   $839,821
                                                            ---------   --------

                               TOTAL LIABILITIES AND
                               PLAN EQUITY                  $ 711,956   $839,821
                                                            =========   ========


See notes to financial statements.

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                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                     Year ended December 31,
                                                 1994          1993         1992
                                             -----------    ----------    --------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock               $    33,022    $   27,427    $ 13,999
   Interest                                          155           158         372
                                             -----------    ----------    --------
                                                  33,177        27,585      14,371

Unrealized (depreciation) appreciation
   of investments (Note 3)                      (126,790)       54,574     139,969

Contributions                                    208,620       250,247     278,036

Withdrawals                                     (242,872)      (95,495)        ---
                                             -----------    ----------    --------

Net (decrease) increase in Plan Equity          (127,865)      236,911     432,376

Plan Equity - Beginning of Period                839,821       602,910     170,534
                                             -----------    ----------    --------

Plan Equity - End of Period                  $   711,956    $  839,821    $602,910
                                             ===========    ==========    ========


See notes to financial statements.

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                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994

Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on April 25, 1991, to be effective on that date.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers the amount of the compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not less than three members. As of the date hereof, the members of the Committee are John B. Gerlach, Timothy P. Smucker, Marvin E. White, and Don Conrad. The members of the Committee are appointed by the Board of Directors of Huntington (the "Board") and serve until they resign or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.


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Investments

The Trustee may, at its discretion, invest contributed amounts in common stock, common trust funds, real estate, and other classes of property. As of December 31, 1994, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by the National Association of Securities Dealers Automated Quotation System.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $3,860, $3,405, and $2,092 for 1994, 1993, and 1992, respectively.

Note 2 - Federal Income Taxes

It is intended that the Plan be an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.


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Note 3 - Unrealized (Depreciation) Appreciation of Investments

The following table summarizes the unrealized (depreciation) appreciation of the Plan's investments in Common Stock for the each of the years in the period ended December 31, 1994:

                                              1994           1993         1992
                                            ---------      --------     --------
Market Value                                $ 703,820      $831,529     $603,034
Cost                                          623,922       624,841      450,920
                                            ---------      --------     --------
Accumulated unrealized
 appreciation                               $  79,898      $206,688     $152,114
                                            =========      ========     ========

Change in accumulated unrealized
 appreciation between periods               $(126,790)     $ 54,574     $139,969
                                            =========      ========     ========


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

Date: March 31, 1995                   By: /s/ Ralph K. Frasier
     ------------------------             ---------------------------
                                          Ralph K. Frasier
                                          General Counsel and Secretary
                                          Huntington Bancshares Incorporated


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